

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 17, 2006

<u>via U.S. Mail</u>
Jacques Mot
Chairman and Chief Executive Officer
New Generation Holdings, Inc.
245 Park Avenue
New York, NY 10167

> **Re:** **New Generation Holdings, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-24623**
> **Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2005, as amended**
> **Quarterly Reports on Form 10-QSB for the Period Ended March 31, 2006 and June 30, 2006**
> **Response Letter Dated November 13, 2006**
> **File No. 0-24623**
>
> **Plastinum Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Response Letter Dated November 13, 2006**
> **File No. 0-52128**

Dear Mr. Mot:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

New Generation Holdings, Inc.

General

1.   We note that you have not submitted your most recent correspondence, dated
        November 13, 2006, to EDGAR. Please assure that you have submitted all
        correspondence to EDGAR.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements

Note I Convertible Note Payable to Related Party, page F-14

2.   We note your response to prior comment one in which you have concluded that
        your convertible debt is conventional convertible and therefore would qualify for
        permanent equity classification. Please note, in order for the embedded
        conversion option to qualify for the scope exception of paragraph 11(a) of SFAS
        133 the embedded conversion option must be both indexed to NGH's own stock
        and classified in stockholders' equity. Please tell us how you concluded that your
        stock is solely indexed to NGH's own stock given that it is also convertible into
        preferred shares of New Generation Plastics (now named Plastinum) at December
        31, 2005. Additionally, we note the contingent conversion terms as provided in
        Section II.5(ii) of the Certificate of Designations Preferences and Rights of your
        Series A Preferred Shares as filed on July 12, 2006 on Form 8-K, which provides
        that once the conversion contingencies are met, ultimate settlement of the
        convertible debt may result in the issuance of Plastinum common shares. As such
        please include in your response how you considered the provision of EITF 01-06.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

General

3.   We note your response to prior comment three. Please revise your financial
        statements and disclosures as necessary to comply with all applicable comments
        written on Form 10-KSB above.

Mr. Mot
New Generation Holdings, Inc.
Plastinum Corp.
November 17, 2006
page 3

Plastinum Corp.

Form 10-SB Filed February 12, 2006

General

4.   We note that you have only submitted your correspondence dated November 13,
        2006 to EDGAR. Please submit all previous correspondence relating to Plastinum
        to EDGAR.

Financial Statements

Note A Summary of Accounting Policies, F-7

Basis of Presentation

5.   We note that your response to prior comment four and six and continue to require
        further information regarding your analysis and conclusion that your allocation
        method attributing seventy-five percent of general and administrative expenses to
        Plastinum is reasonable and supportable. In addition, it is unclear how you have
        concluded that no costs which you characterize as interest and financing expense
        are attributed to Plastinum. Please provide us a detail narrative describing the
        supportability of your cost allocations to Plastinum. We would expect your
        explanation to provide sufficient detail such that it is evident that the method you
        have applied is supportable and reasonable and that all costs of doing business
        have been appropriately attributed to Plastinum.

Financial Statements for the Quarterly Period Ended June 30, 2006
General

6.   We note your response to prior comment seven. Please revise your financial
        statements and disclosures as necessary to comply with all applicable comments
        written on Form 10-SB above.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

Mr. Mot
New Generation Holdings, Inc.
Plastinum Corp.
November 17, 2006
page 4

       You may contact Jonathan Duersch at (202) 551-3740 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

       Sincerely,

       Roger Schwall
       Assistant Director

via facsimile
Alan Ederer, Esq.
(516) 622-9212